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                                                           OMB APPROVAL
                                                    ---------------------------
------                                              OMB Number:   3235-0287
FORM 4                                              Expires: December 31, 2001
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
 Hollinger Inc.                                   Hollinger International Inc. (HLR)            Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director       X  10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
  Hollinger International Inc.                    Number of Reporting        Month/Year             Officer (give    Other (Specify
  401 North Wabash Avenue, Suite 740              Person (Voluntary)         March 2000         ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)
                                                                                                       ----------------------------
                                                                          ----------------------------------------------------------
                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    Reporting (Check applicable box)
                                                                             (Month/Year)             Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                  X   Form filed by More than
  Chicago          Illinois          60611                                                       ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Class A Common Stock                (2)     X            50,600     D         (3)                (4)            (5)           (5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                                                                           SEC 1474 (3/99)




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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HI Series II                   (3)        (2)        X                110,000   (6)                (7)      (8)           (9)
Call Options
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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HI Series II                      (10)                     (10)                       (10)
Call Options
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Explanation of Responses:
See Schedule I attached hereto.

**Intentional misstatements or omissions of facts constitute                                HOLLINGER INC.
  Federal Criminal Violations.                                                      By: /s/ Charles G. Cowan         March 29, 2000
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                         -------------------------------  --------------
                                                                                    **Signature of Reporting Person      Date
                                                                                            Charles G Cowan
                                                                                      Vice-President and Secretary

Note. File three copies of this Form, one of which must be manually signed.                                              Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                               SEC 1474 (3/99)
                                                                                                                       367353.1

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                THE RAVELSTON CORPORATION LIMITED                March 29, 2000
                     By: /s/ Charles G. Cowan                   ----------------
                ---------------------------------                      Date
                 **Signature of Reporting Person
                         Charles G. Cowan
                   Vice-President and Secretary



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 3
                                                                 SEC 1474 (3/99)
                                                                        367353.1

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                           /s/ Conrad M. Black                   March 29, 2000
                    --------------------------------            ----------------
                    ** Signature of Reporting Person                  Date
                   The Hon. Conrad M. Black, P.C.,O.C.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 4
                                                                 SEC 1474 (3/99)
                                                                        367353.1

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                          /s/ Barbara Amiel Black               March 29, 2000
                     --------------------------------           ----------------
                     ** Signature of Reporting Person                Date
                            Barbara Amiel Black

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 5
                                                                 SEC 1474 (3/99)
                                                                        367353.1

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name and Address of Reporting Person:
     Hollinger Inc. ("HI")
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
     Hollinger International Inc./HLR

Statement for Month/Year
March 2000

Additional Reporting Persons:

     The Ravelston Corporation Limited ("Ravelston")
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611
     Relationship to Issuer: 10% Owner

     Conrad M. Black ("CMB")
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer: Director, Officer and 10% Owner

     Barbara Amiel Black ("Amiel")
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer: Director, Officer and 10% Owner
                             via spouse CMB

Explanations:

(1)  (i)    For HI:            10% Owner
     (ii)   For Ravelston:     10% Owner
     (iii)  For CMB:           Director, Officer (Chairman, President and
                               Chief Executive
                               Officer) and 10% Owner


367356.1                                  Page 6 of 8
23044-0001

     (iv)   For Amiel:         Director and Officer (Vice President)
                               and 10% owner via spouse CMB.

(2) The disposition of shares of the Company's Class A Common Stock ("Class A Common Shares") occurred on various dates throughout the month of March (with respect to and aggregate of 50,600 Class A Common Shares during such period) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(3) The consideration given for the exchange of each Series II Share was 0.46 of a Class A Common Share.

(4)  (i)    For HI:            24,588,943 Class A Common Shares held directly
                               by HI, and indirectly via its wholly owned
                               subsidiary 504468 N.B. Inc.
     (ii)   For Ravelston:     24,588,943 Class A Common Shares indirectly via
                               its control over HI
     (iii)  For CMB:           24,588,943 Class A Common Shares via his
                               control over Ravelston, which controls HI, 600
                               Class A Common Shares directly, 9,600 Class A
                               Common Shares indirectly via Conrad Black
                               Capital Corporation, 50 Class A Common Shares
                               indirectly via son, and 500 Class A Common
                               Shares indirectly via spouse. CMB disclaims
                               beneficial ownership of his son's and spouse's
                               securities and this report shall not be deemed
                               an admission that he is a beneficial owner of
                               such securities for purposes of Section 16 or
                               for any other purpose.
     (iv)   For Amiel:         24,588,943 Class A Common Shares via spouse's
                               control over Ravelston, 500 Class A Common
                               Shares directly, 9,600 Class A Common Shares indirectly via spouse's control over Conrad
                               Black capital corporation, 50 Class A Common
                               Shares indirectly via spouse's son, and 600
                               Class A Common Shares indirectly via spouse.
                               Amiel disclaims beneficial ownership of her spouse's and her spouse's son's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5)  (i)    For HI:            Directly.

     (ii)   For Ravelston:     Indirectly, via its control of HI.

                                  Page 7 of 8
361560.1
23044-0001

     (iii)  For CMB:           Directly and indirectly, via his control of
                               Ravelston, which controls HI.

     (iv)   For Amiel:         Directly and indirectly via her spouse,
                               CMB, and his control of Ravelston, which controls HI.

(6)  Immediately.
(7)  Class A Common Stock of the Issuer.
(8)  50,600
(9) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(10) (i)    For HI:            13,515,511 Series II Shares remain outstanding,
                               resulting in a put equivalent position with
                               respect to 6,217,135 Class A Common Shares.
     (ii)   For Ravelston:     66,693 Series II Shares directly, resulting in
                               a call equivalent position with respect to
                               30,679 Class A Common Shares. Via its control
                               of HI, Ravelston indirectly beneficially owns
                               HI's position in the Series II Shares.
     (iii)  For CMB:           1,611,039 Series II Shares directly, resulting
                               in a call equivalent position with respect to
                               741,077 Class A Common Shares. Via his control
                               of Ravelston (and its control of HI), CMB
                               indirectly beneficially owns Ravelston's and
                               HI's positions in the Series II Shares.
     (iv)   For Amiel:         Amiel disclaims beneficial ownership of CMB's
                               securities and this report shall not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

                                  Page 8 of 8
367386.1
23044-00Q1